                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                (AMENDMENT NO.3)*

                    Under the Securities Exchange Act of 1934


                             FIRST FINANCIAL BANCORP
               --------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)


                                    320209109
               ---------------------------------------------------
                                 (CUSIP Number)




        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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CUSIP      320209109                                           13G page 2 of 6


---------------------------------------------------------------------------
[1]  Name of Reporting Persons S.S. or I.R.S. Identification Nos.

                           CINCINNATI FINANCIAL CORPORATION 31-0746871
---------------------------------------------------------------------------
[2]  Check the Appropriate Box if a Member of a Group
                                 (a) __________
                                 (b) __________
---------------------------------------------------------------------------
[3]  SEC Use Only


---------------------------------------------------------------------------
[4]  Citizenship or Place of Organization

                                            FAIRFIELD, OHIO
---------------------------------------------------------------------------
Number of                      [5] Sole Voting Power          2,556,230*
Shares                     ------------------------------------------------
                               [6] Shared Voting Power         -0-
Beneficially
Owned By                   ------------------------------------------------
Each                           [7] Sole Dispositive Power  2,556,230
Reporting
Person                     ------------------------------------------------
With                           [8] Shared Dispositive Power         -0-

---------------------------------------------------------------------------
[9]  Aggregate Amount Beneficially Owned By Each Reporting Person

                                                               2,556,230
---------------------------------------------------------------------------
[10]  Check Box
If the Aggregate Amount in Row [9] Excludes Certain Shares

                                                                     N/A
---------------------------------------------------------------------------
[11]  Percent of Class Represented by Amount in Row 9

                                                                     5.5%
---------------------------------------------------------------------------
[12]  Type of Reporting Person*

                                                                   PH, IC
---------------------------------------------------------------------------



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                                                                13G Page 3 of 6

Item 1 (a) Name of Issuer:          FIRST FINANCIAL BANCORP



Item 1 (b) Address of issuer's Principal Executive Offices:
                                            300 HIGH STREET
                                            HAMILTON, OHIO 45012


Item 2 (a)  Name of Person Filing:  CINCINNATI FINANCIAL CORPORATION



Item 2 (b)  Address of Principal Business Office:
                                            P.O. BOX 145496
                                            CINCINNATI, OHIO  45250-5496

Item 2 (c)  Citizenship:   OHIO



Item 2 (d) Title of Class of Securities:
                                    COMMON STOCK, NO PAR VALUE


Item 2 (e) CUSIP Number:
                                            320209109


                                            Item 3.  Type of Reporting Person

(a) [ ] Broker or Dealer registered under Section 15 of the Act
(b) [ ] Bank as defined in section 3(a) (6) of the Act
(c) [X] Insurance Company as defined in sections 3(a) (19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) [ ] Employees Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1947 or Endowment Fund
(g) [X] Parent Holding Company, in accordance with 240.13d-b (ii) (G)
(h) [ ] Group, in accordance with 240.13d-1 (b) (1) (ii) (H)





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                                                               13G page 4 of 6

                   Item 4   Ownership:


(a)  Amount Beneficially Owned:     2,556,230



(b)  Percent of Class:                   5.5%



(c)  Number of Shares as to which CFC has:



  (i)   sole power to vote or to direct the vote
            ...............................................   2,556,230


  (ii)  shared power to vote or to direct the vote
        ...............................................          -0-


  (iii) sole power to dispose or to direct
            the disposition of.............................   2,556,230


  (iv)  shared power to dispose or to direct
            the disposition of..............................  -0-



                   Item 5. Ownership of Five Percent or less of A Class:

                                       N/A



                   Item 6. Ownership of More than Five Percent on Behalf of Another person.

                                       N/A







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                                                             13G page 5 of 6

  Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the parent Holding
               Company:




This Schedule 13G is being filed by the Cincinnati Financial Corporation for itself or, if item 3(g) has been checked, as a parent holding company with respect to the holding of its following subsidiaries:


         [X] Cincinnati Financial Corporation (31-0746871), a parent holding company, in accordance with 240.13d-(b) (ii) (G)

         [X] Cincinnati Insurance Company (31-0542366), an insurance company as defined in sections 9 (a) (19) of the Act

         [ ] Cincinnati Casualty Company (31-0826946), an insurance company as defined in sections 3 (a) (19) of the Act

         [X] Cincinnati Indemnity Company (31-1241793), an insurance company as defined in sections 3 (a) (19) of the Act

         [ ] Cincinnati Life Insurance Company (31-1213778), an insurance company as defined in sections 3 (a) (19) of the Act

         [ ] Cincinnati Financial Retirement Plan Trust (31-0746871), an employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1947 or Endowment Fund





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                                                               13G Page 6 of 6


Item 8.   Identification and Classification of Members of the Group:



Item 9.   Notice of Dissolution of Group:



Item 10.  Certification:

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                  Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date:    FEBRUARY 6, 2002


                  THE CINCINNATI FINANCIAL CORPORATION


                  By   /s/  KENNETH W. STECHER
                      --------------------------------
                            KENNETH W. STECHER
                         CHIEF FINANCIAL OFFICER



                  *This stock is held in custody by the Fifth Third Bank